UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

11 December 2002

United Utilities PLC
(Names of Registrants)

Dawson House
Great Sankey, Warrington,
Cheshire, England, WA5 3LW
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F .......x...... Form 40-F ................

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .................. No .........x........

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

......................N/A.......................

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UNITED UTILITIES PLC - VERTEX PRESENTATION

Today, United Utilities is giving a presentation updating analysts and investors on the current activities and strategy of Vertex, the group's customer management and business process outsourcing business. The presentation is taking place at 4pm at the offices of Dresdner Kleinwort Wasserstein, 20 Fenchurch Street, London EC3P 3DB.

Tom Drury, Managing Director of Vertex, said:

"Vertex is using its core customer management skills as the foundation to develop its position in the wider business process outsourcing market. Our primary target markets are utilities, the public sector and the service segment of the UK private sector.

“Our recent successes include contracts with the Department for Work and Pensions, and Westminster City Council, which provide us with excellent opportunities to demonstrate how we can apply our expertise to help address the customer management challenges faced by the public sector.”

In summing up, John Roberts, Chief Executive of United Utilities, said:

“Vertex is now at a significant point in its history and has a clear strategy based on taking its UK utility based expertise in managing large scale customer bases into the UK public sector, the financial services sector, and the progressively deregulating North American utility market.”

The presentation, together with further information on United Utilities, can be found later in the day on our web site at: http://www.unitedutilities.com.

For further information:

John Roberts, Chief Executive 01925 237000
Simon Batey, Finance Director 01925 237000

Simon Bielecki, Investor Relations Manager 01925 237033
Alan Price, Head of Corporate and Financial Communications 020 7307 0300
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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Utilities PLC

Date: 11 December, 2002

By Paul Davies

Paul Davies

Assistant Group Secretary
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